

April 15, 2015

Via Email
Jakob Deitch, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153

>   Re: **Eastern Company**
>   **Definitive Additional Soliciting Materials filed on Schedule 14A**
>   **Filed April 13, 2015**
>   **File No.001-035383**

Dear Mr. Deitch:

We have reviewed your filing and have the following comments

<u>Exhibit 99-Letter to Our Shareholders</u>

1. Your disclosure highlights internal and external value-creation strategies that the company believes will yield positive results. Please supplementally provide us with support for the assertions regarding the investments that the company has made, which have allowed the company to "expand [its] business with current customers and make inroads into new market sectors…"

2. Much of the disclosure regarding external value-creation strategies implies that the acquisitions have yielded only positive results and/or created value for the company. In future filings, please provide further context and balance to such statements and acknowledge any material challenges the company incurred and/or costs associated with the acquisitions.

<p align="center">*   *   *</p>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc (via email) :   Matthew Gilroy, Esq.
                    Weil Gotshal & Manges, LLP